REVOLUTIONISE PHARMACEUTICAL PROCESSES WITH SMART

SMARTPHARMA

APTORUM

NASDAQ: APM

aptorumgroup.com

aenco

aencoin.com

SMART PHARMACEUTICAL IS A SUBSIDIARY OF APTORUM GROUP (NASDAQ: APM)


APTORUM
Nasdaq
APM
NasdaqListed

On 18th December 2018, Aptorum Group Limited listed on the **NASDAQ (ticker symbol: APM). IPO stock price is USD 15.80. Latest stock price is over USD 28.00 with current market capital of over USD 800 M.**

For illustrative purposes only.

The Expanding Universe of Aptorum



Acticule: Non-Antibiotic Platform



Claves: Pioneering Druggable Platform in microbiome

APTORUM

Smart-Act: Accelerating drug development via systematic drug repurposing for orphan diseases



Ever expanding universe of drug IP

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ACT- Accelerating the Commercialisation of Therapeutics


50%[1]
SUCCESS
69%[1]
SUCCESS
60%[1]
SUCCESS
36%[1]
SUCCESS
DISCOVERY
PRECLINICAL
PHASE 1
PHASE 2
PHASE 3

Traditionally, drug discovery and development ("3D") is a time-consuming, costly and high-risk business

TIME	COST	FAILURE RATE
~12 YEARS[2,3]	USD 2.6 BILLION[3]	86.2% nearly 86.2%[4] of drug candidates entering phase 1 trials fails to achieve drug approval

[1]https://www.aptuit.com/ebook-drug-discovery
[2]https://www.sciencedirect.com/science/article/pii/S245230201600036X
[3]https://www.the-scientist.com/features/repurposing-existing-drugs-for-new-indications-32285
[4]https://academic.oup.com/biostatistics/article/20/2/273/4817524

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

ACT- Accelerating the Commercialisation of Therapeutics


COMPUTATIONAL ALGORITHMS & BIG DATA
ACT
REPURPOSE
ORPHAN DISEASES

COMPUTATIONAL ALGORITHMS AND BIG DATA
Protein docking, genetic simulation, immunology, genomics, bioimaging, animal studies, proteomics

REPURPOSE
Potentially skip preclinical and Phase I by using existing data or just need an abbreviated version

ORPHAN DISEASES
Potentially skip large-scale clinical trials

OUT-LICENSING OPPORTUNITIES
Immediate

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

TRADITIONAL 3D & ACT 3D

	Traditional 3D - Problems	Act 3D - Solutions
Time (years)	10-17 years[1] Drug Discovery: 3-10 years[2] Preclinical Development: 1 year Phase I: Several months[3] Phase II to market: 5.4 years[4]	5-6.5 years Drug Discovery: 1-1.5 year Preclinical Development: may not needed Phase I: May not needed Phase II to market: 3.9 years[4]
Cost	US$2.6 billion[5]	US$ 33 million[6]
Probability	↓ Low hit rate from discovery to commercialisation	Expect 5 - 10 candidates to potentially enter clinical trials every year ↑ Higher probability of success 30% approval rate for repurposed drugs[7]

REDUCE ≈8 YEARS
DEVELOPMENT **TIME**

REDUCE OVER 90%
DEVELOPMENT **COST**

INCREASE
PROBABILITY OF **SUCCESS**

1 http://www.totalbiopharma.com/2012/07/04/4-key-benefits-drug-repositioning/
2 Estimated based on the overall development time of 10-17 years
3 https://www.fda.gov/forpatients/approvals/drugs/ucm405622.htm
4 Source: Drug Discov Today. 2012;17(13-14):660-4.
5 https://www.the-scientist.com/features/repurposing-existing-drugs-for-new-indications-32285
6 Source: Key cost drivers of pharmaceutical clinical trials in the United States (PDF), pg 5 (121), Oncology https://www.ncbi.nlm.nih.gov/pubmed/26908540
7 https://www.dcatvci.org/11-value-chain-insights/114-drug-repurposing-and-repositioning-making-new-out-of-old#

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

LIFE EXAMPLES: Neuroblastoma

TARGET **A**



14 drugs identified

TARGET **B**



20 drugs identified

TARGET **C**



12 drugs identified


Lump in the abdomen


Lump in the chest





Wet Lab Validation	2019
Phase 3 Trial Done	2021
Regulatory Approval	2024
Commercialisation	2025
Total	6 years*

* Timeline is for illustrative purposes only. Actual timing and results may vary.

This slide merely shows an example of indications which the Smart-ACT may provide drug repurposing solutions. It is not a representation that we are actually developing a drug for this diseases and/or under the development timeline mentioned.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

ACT- Accelerating the Commercialisation of Therapeutics



Dr. Justin WU
Clinical Advisor
Dr. Nishant AGRAWAL
Clinical Advisor
Dr. Henry CHAN
Clinical Advisor
Dr. Philip CHIU
Clinical Advisor
Dr. Vincent MOK
Clinical Advisor
Dr. Kenny YU
Clinical Advisor
Ms. Monique LEE
Head of Legal, Aptorum
Ms. Margaret BURKE
Patent Attorney
Mr. Sam YIP
Patent Attorney
Ms. Flora HO
Patent Agent
Mr. Johnny WONG
Patent Specialist
Mr. Tim HUANG
Patent Specialist



Clinical Validation
Quantitative Big Data
ACT
IP
IP Protection
Formulation Wet Lab Validation



Mr. Geoffrey TIPTON
CTO, Aenco
Dr. Ka-Wai KWOK
Advisor
Mr. Issac CHEUNG
Full Stack Developer
Mr. Aaron REGALA
Business Analyst
Dr. Thomas LEE
Head of R&D, Aptorum
Dr. Albert CHOW
CEO, Aptorum Pharmaceutical Development
Dr. Daniel POON
Senior Project Leader
Mr. Junzhe HUANG
Manager
Dr. Kwok CHOW
Advisor
Mr. Austin FREEDMAN
Advisor
Dr. Herman LAM
Advisor

For illustrative purposes only.

APTORUM

ACT- Accelerating the Commercialisation of Therapeutics

ACT THERAPEUTIC PORTFOLIO VALUATION VERSUS PROJECTED CLINICAL ASSETS:
Commercialisation + Out-Licensing Monetization Strategies



Est. # Cumulative New Candidates Emerging From Validation; lhs Est. #
Cumulative Clinical Assets in Pipeline; lhs
Projected Mid-range Valuation (US$bn); rhs
NO. OF DRUG CANDIDATES / CLINICAL ASSETS
USD $bn
Early opportunities for out-licensing of clinical asset
3
10
1
17
2
24
3
31
4
$0.5
$3.3
$16.3
$29.3
$42.4
2019
2020
2021
2022
2023

[1]Smart Pharma internal estimates based on model assumptions. Details available upon request.
[2]https://www.ncbi.nlm.nih.gov/pubmed/26908540

Potential of ACT	
Orphan Diseases	7000
Pipeline	• 5 – 10[1] candidates potentially enter clinical trials each year • Expect 1st clinical asset[1] in 2020 and cumulatively 4 clinical assets[1] by 2023
Potential Asset Pipeline Valuation	• Projected mid-range value at US$42 billion[1] by 2023
Clinical Development Costs (Wet-lab, Phase 2, Phase 3)	• US$ 33 million[2] per cancer drug • US$ 120 million accumulated development costs by 2023
Return on Invested Capital	• Per drug candidate: 4x to 5x[1] (over 4 years) • **Perpetual pipeline:** Systematic pipeline of clinical assets targeting orphan diseases and unmet medical needs!

Value projections are illustrative only. All estimates and forward-looking projections are based on modeled assumptions, which we believe to be reasonable, and evidence based where applicable. However, such assumptions are subject to change based on newly emerging data and/ or evidence, which could lead to changes in some or all projections presented in this presentation. We disclaim any responsibility to update these projections in the event of such changes at any time in the future.

For illustrative purposes only. There is no guarantee of any project being completed or having a specific outcome.

APTORUM

APM Stock Performance (as of 27/5/2019)



Announcement of Inclusion in MSCI Hong Kong Micro Cap Index
Announcement of launching Claves Platform
Announcement of USD 90 M Agreement with A*STAR
Announcement of launching Smart-Act™ Platform
28.57
27.00
26.00
25.00
24.00
23.00
22.00
21.00
20.00
19.00
18.00
17.00
16.00
15.00
14.00
13.00
2019
feb
mar
apr
may

Stock chart extracted from https://www.nasdaq.com/symbol/apm/interactive-chart

For illustrative purposes only.

APTORUM

DISCLAIMER

Certain information included in this presentation and other statements or materials published by Aptorum Group Limited (the "Company") are not historical facts but are forward-looking statements.

These forward-looking statements refer in particular to the Company's management's business strategies, its expansion and growth of operations, future events, trends or objectives and expectations, which are naturally subject to risks and contingencies that may lead to actual results materially differing from those explicitly or implicitly included in these statements. Forward-looking statements speak only as of the date of this presentation and, subject to any legal requirement, the Company does not undertake to update or revise the forward-looking statements that may be presented in this document to reflect new information, future events or for any other reason and any opinion expressed in this presentation is subject to change without notice. Such forward looking statements are for illustrative purposes only. Forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of the Company. These risks and uncertainties include among other things, the uncertainties inherent in research and development of new products, including future clinical trial results and analysis of clinical data (including post-marketing data), decisions by regulatory authorities, such as the Food and Drug Administration or the European Medicines Agency, regarding whether and when to approve any drug, device or biological application that may be filed for any such product candidates as well as their decisions regarding labelling and other matters that could affect the availability or commercial potential of such product candidates.

A detailed description of risks and uncertainties related to the Company's activities is included under the "Risk factors" section of the Company's Form 20-F and other filings that Aptorum Group may make with the SEC in the future. This presentation contains statistics, data and other information relating to markets, market sizes, market shares, market growth, market positions and other industry data pertaining to the Company's business and markets. Such information is based on the Company's analysis of multiple internal and third party sources, including information extracted from market research, governmental and other publicly available information, independent industry publications and information and reports. The Company, its affiliates, shareholders, directors, officers, advisors, employees and representatives have not independently verified the accuracy of any such market data and industry forecasts. Such data and forecasts are included in this presentation for information purposes only.

This presentation does not contain or constitute an offer of securities for sale or an invitation or inducement to invest in securities in the United States or any other jurisdiction. This presentation includes only summary information and does not purport to be comprehensive. No reliance should be placed on the accuracy or completeness of the information or opinions contained in this presentation.

SMART PHARMA

E info@smtph.com

W www.smtph.com

APTORUM GROUP

T +852 2117 6611

E info@aptorumgroup.com

A 17/F, Guangdong Investment Tower, 148 Connaught Road Central, Hong Kong

W www.aptorumgroup.com

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